              -------------------------------------------------
              -------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                               AMENDMENT NO. 1
                                      TO
                                SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                --------------

                              DRAVO CORPORATION
                          (Name of Subject Company)

                            DLC ACQUISITION CORP.,
                         a wholly owned subsidiary of
                             CARMEUSE LIME, INC.
                                  (Bidders)

                        COMMON STOCK, $1.00 PAR VALUE
                        (Title of class of securities)

                                --------------
                                  261471106
                    (CUSIP number of class of securities)

                                --------------

                           SUZANNE E. RITZLER, ESQ.
                           EXECUTIVE VICE PRESIDENT
                             CARMEUSE LIME, INC.
                            390 EAST JOE ORR ROAD
                       CHICAGO HEIGHTS, ILLINOIS 60411
                                (708) 757-1240
         (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidders)

                               WITH A COPY TO:

                           MICHAEL E. BLOUNT, ESQ.
                   SEYFARTH, SHAW, FAIRWEATHER & GERALDSON
                          55 EAST MONROE, SUITE 4200
                           CHICAGO, ILLINOIS 60603
                          TELEPHONE: (312) 346-8000


                               SEPTEMBER 21, 1998

                                 -------------

          DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY
                                    HOLDERS

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 dated September 21, 1998 ("Schedule 14D-1"), filed by DLC Acquisition Corp. ("Purchaser"), a Pennsylvania corporation and a wholly owned direct subsidiary of Carmeuse Lime, Inc. ("Parent"), a Delaware corporation and indirect subsidiary of LVI Holding N.V., a Dutch corporation ("LVI"), relating to Purchaser's offer to purchase all outstanding shares of common stock, $1.00 par value (the "Shares"), of Dravo Corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 21, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $13.00 per Share, in cash.

ITEM 10. ADDITIONAL INFORMATION.

        (c) The waiting period under the HSR Act applicable to the Offer expired at 11:59 p.m. on October 2, 1998.

        (f) Clause (ii) of the first paragraph under "THE TENDER OFFER -- Conditions of the Offer" in the Offer to Purchase is amended and supplemented to read "(ii) the Minimum Condition has not been satisfied or waived prior to the Expiration Date." Clause (iii) of the first paragraph under "THE TENDER OFFER -- Conditions of the Offer" in the Offer to Purchase is amended and supplemented to read "(iii) at any time on or after September 15, 1998 and prior to the Expiration Date (or prior to the time for payment of any such Shares in the case of an injunction or other legal prohibition or restraint which prohibits or restrains the making or consummation of the Offer), any of the following events occur or are determined by Purchaser to have occurred: ..."



                                  SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 8, 1998

                                        DLC ACQUISITION CORP.

                                        By: /s/ Suzanne E. Ritzler

                                                Name: Suzanne E. Ritzler
                                                Title: Secretary


                                        CARMEUSE LIME, INC.

                                        By: /s/ Suzanne E. Ritzler

                                                Name: Suzanne E. Ritzler
                                                Title: Executive Vice President